UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 64813 / July 6, 2011

Admin. Proc. File No. 3-13998

In the Matter of

COBALIS CORPORATION
c/o Warren Nemiroff
The Law Offices of Warren Nemiroff
120 S. El Camino Drive, Ste. 206
Beverly Hills, CA 90212

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Cobalis Corporation under Section 12(g) of the Securities Exchange Act of 1934, be, and it hereby is, revoked pursuant to Exchange Act Section 12(j).

By the Commission.

Elizabeth M. Murphy
Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 64813 / July 6, 2011

Admin. Proc. File No. 3-13998

In the Matter of

COBALIS CORPORATION
c/o Warren Nemiroff
The Law Offices of Warren Nemiroff
120 S. El Camino Drive, Ste. 206
Beverly Hills, CA 90212

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities
Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is necessary
and appropriate for the protection of investors to revoke the registration of the company's
securities.

APPEARANCES:

　　Warren Nemiroff, of The Law Offices of Warren Nemiroff, for Cobalis Corporation.

　　Paul W. Kisslinger, *Neil J. Welch, Jr.*, and *David S. Frye*, for the Division of
Enforcement.

Appeal filed: December 14, 2010
Last brief received: March 4, 2011

I.

Cobalis Corp. ("Cobalis" or the "Company") appeals from an administrative law judge's decision finding that the Company violated Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13 thereunder by failing to file required annual and quarterly reports and, on that basis, revoking the registration of the Company's securities.[1] We base our findings on an independent review of the record, except with respect to those findings not challenged on appeal.

II.

This case concerns repeated failures by the Company to file Exchange Act periodic reports beginning in 2008. The Company became subject to these reporting requirements based on the registration of its common stock pursuant to Exchange Act Section 12(g).[2] The relevant facts are as follows.

A.   Background

The Company's predecessor, Togs for Tykes, Inc., registered its common stock in 2002. The Company's registration statement, on Form 10-SB, described Togs for Tykes as a development stage children's clothing manufacturing company, and the accompanying auditor's report disclosed that the "Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern." The auditor's report for the Company's first annual report on Form 10-KSB[3] included a similar "going concern" qualification.

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[1]   Exchange Act Section 13(a) requires issuers of securities registered pursuant to Exchange Act Section 12 to file periodic reports in accordance with Commission rules. 15 U.S.C. § 78m(a). Rule 13a-1, 17 C.F.R. § 240.13a-1, requires issuers to file annual reports, and Rule 13a-13, 17 C.F.R. § 240.13a-13, requires issuers to file quarterly reports.

[2]   15 U.S.C. § 78l(g).

[3]   Exchange Act Rule 13a-1, 17 C.F.R. § 240.13a-1, provides that "[a]nnual reports shall be filed within the period specified in the appropriate form." During some of the periods at issue, Forms 10-KSB and 10-QSB could be filed in lieu of Forms 10-K and 10-Q by a company that was a "small business issuer." *See* 17 C.F.R. § 228.10(a)(1). A "small business issuer" was defined as a company that, among other requirements, had revenues of less than $25 million and was not an investment company. General Instruction A to Form 10-KSB required that "[a]nnual reports on this form shall be filed within 90 days after the end of the fiscal year covered by the report."

In July 2003, Togs for Tykes entered into a "reverse merger"[4] with Cobalis (then known as Biogentech Corporation), with Cobalis as the surviving entity. The Company's subsequent Form 10-KSB described Cobalis as a "development stage company dedicated to the development and commercialization of medical products, focused primarily in the fields of allergic disease" and described its plans to develop and market an anti-allergy medicine called PreHistin (TM). The auditor's reports accompanying the Company's Forms 10-KSB filed in 2004, 2005, and 2006, like the predecessor Togs for Tykes reports, were qualified by "going concern" statements.

In December 2006, the Company entered into a secured financing arrangement with Cornell Capital Partners, LP, n/k/a YA Global Investments LP ("YA Global"). In connection with this financing, in 2007, the Company registered more than seven million shares of common stock for sale to the public by YA Global.[5]

The Company filed a Form 10-KSB for the fiscal year ended March 31, 2007 on July 16, 2007. The accompanying financial statements reported that the Company had not earned any revenue and incurred a $39.6 million cumulative net loss from inception to March 31, 2007, and the auditor's report, like the reports included in the Company's previous filings, disclosed "substantial doubt about [the Company's] ability to continue as a going concern." These were the last audited financial statements filed by the Company.

B. Bankruptcy Proceedings and Subsequent Exchange Act Reporting Failures

On August 1, 2007, YA Global filed an involuntary Chapter 7 bankruptcy proceeding against the Company. On November 19, 2007, the proceeding was converted to a voluntary Chapter 11 proceeding.

Meanwhile, the Company filed quarterly reports on Forms 10-QSB for the periods ending June 30, 2007 and September 30, 2007 on August 20, and December 20, 2007, respectively. On January 28, 2008, bankruptcy counsel for our Los Angeles Regional office sent the Company a letter reminding it that it "should discharge its reporting obligations on a timely basis during the course of the Chapter 11 proceeding and . . . continue to comply with the reporting requirements of the Exchange Act upon release from Chapter 11."

On March 24, 2008, the Company filed a Form 10-QSB for the quarter ended December 31, 2007. The Company admits, and the record confirms, that this was the last periodic report filed by the Company. The Company disclosed that it had "not developed a substantial source of revenue" and incurred an operating loss of $593,524 for the nine months ended December 31, 2007. As of December 31, 2007, the Company had a deficit of approximately $11.2 million.

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[4]   *See SEC v. Cavanagh*, 445 F.3d 105, 108 n.4 (2d Cir. 2006) (discussing mechanics of a reverse merger).

[5]   This registration statement was declared effective on March 16, 2007.

More than a year later, on August 3, 2009, the Company filed a proposed bankruptcy plan. Acknowledging that it had never generated revenue from sales of its product, the Company proposed to repay its debt using revenue from product sales and the sale of its common stock. In a letter responding to the plan on August 25, 2009, Commission staff noted, among other things, that the Company was "delinquent in its SEC reporting obligations."

The Commission staff sent the Company a letter, dated September 30, 2009, warning that "if the [Company] has not filed all required reports within fifteen days . . . [the Company] may be subject, without further notice, to an administrative proceeding to revoke its registration under the Securities Exchange Act of 1934." A month later, in a letter dated October 30, 2009, the Company responded by stating that it was delaying "expendi[ture of its] limited resources for an audit" until the bankruptcy plan was approved.

The Company then initiated a separate adversary proceeding against YA Global in bankruptcy court (the "YA Global Litigation"). In its YA Global Litigation filings, the Company has alleged, among other things, that YA Global "demanded that Cobalis sign an[] understanding that the transfer agent for the entity be under [YA Global's] control" when it provided financing; that YA Global subsequently breached terms of the financing agreements; and that, before filing the involuntary bankruptcy petition on August 1, 2007, YA Global traded the Company's securities in violation of Rule 10b-5 under the Exchange Act.

On January 20, 2010, the Company acknowledged in another bankruptcy filing that it was "delinquent in its SEC reporting obligations," and represented that it intended to become "fully reporting" by the second quarter of 2010 if its plan were confirmed. It estimated the cost of compliance at $50,000. The bankruptcy court approved the Company's plan on April 7, 2010. One day before this approval, on April 6, the Company issued a press release announcing that it had retained accounting firm Silberstein Ungar, PLLC ("Silberstein") as part of its "commit[ment] to return to fully reporting status as quickly as possible."

C. Institution of Administrative Proceedings

Roughly four months after the approval of the Company's bankruptcy plan, on August 10, 2010, these proceedings were instituted against Cobalis. In its September 10, 2010 answer to the order instituting proceedings, the Company again acknowledged that it was not current in its filings, but stated that it would meet "all filing requirements . . . no later than October 1, 2010." On September 20, 2010, the law judge held a pre-hearing conference. Although Silberstein was no longer Cobalis' independent auditor, counsel for the Company assured the law judge that a new auditor was "in the process of being retained."[6] After the Company's self-imposed October 1 deadline had passed, the Company filed briefs opposing a

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[6]   Although the bankruptcy court approved the plan proposed by the Company, at the pre-hearing conference the Company stated that it was appealing the bankruptcy plan. The basis for Cobalis's appeal is not clear from the record.

Division of Enforcement motion for summary disposition. Cobalis argued that "the violations of the past three years were beyond its control," that YA Global was "holding the controls and was out to undermine the ability of COBALIS to control stock transactions, and closet information crucial to company existence from its very principals," and that "[t]here will be future compliance, because now this entity once again controls the transfer agent and the records, and the means to properly report."

Cobalis's assertion that it had "the means to properly report," however, is undermined by evidence of difficulties in engaging new accountants to perform the audits required for its annual reports.[7] According to a declaration submitted by the Division, the Company had not paid its former auditor, Kabani & Company, Inc., for auditing work performed before Cobalis made its last periodic filing for the period ended December 31, 2007.[8] Hamid Kabani, a principal in the auditing firm who was contacted by the Division on March 2, 2011, stated that, as a result of this outstanding balance, the auditing firm had "not cooperated with any successor auditors, and ha[d] not provid[ed] working papers to any successor auditor." Professional auditing standards direct that, before accepting an audit engagement, a potential successor auditor should conduct and evaluate communications with the predecessor auditor.[9]

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[7]   Exchange Act annual reports are required to include financial statements that have been audited by an independent accountant. *See* 17 C.F.R. § 210.8-02 (requiring "smaller reporting companies" to file an audited balance sheet with annual reports); 17 C.F.R. § 210.8-01 (preliminary note 2(a)) (stating that the "report and qualifications of the independent accountant [for smaller reporting companies] shall comply with the requirements of Article 2" of Regulation S-X).

[8]   The Division has moved to include this declaration in the record pursuant to Commission Rule of Practice 452, which permits a party to adduce new evidence on appeal if the party shows "with particularity" that the evidence is "material" and that there were "reasonable grounds for failure to adduce such evidence previously." 17 C.F.R. § 201.452. We find that this declaration satisfies the requirements of Rule 452. The declaration includes information regarding the Company's access to its workpapers and relationship with its previous auditor that is material to the Company's ability to return to compliance. The declaration also describes Kabani's actions and conversation with Division staff after the date of the initial decision, and we accordingly find reasonable grounds for the failure to adduce the declaration previously.

The declaration also authenticates an updated listing of the Company's EDGAR filings, which confirms the Company's continuing failure to file any reports since the date of the initial decision. We take official notice of the Company's EDGAR filings pursuant to Rule of Practice 323, 17 C.F.R. § 201.323.

[9]   *See* Communications between the Predecessor and Successor Auditors, Statement on Auditing Standards No. 84, § 315 (Am. Inst. of Certified Pub. Accountants 1998), *available at* http://pcaobus.org/Standards/Auditing/Pages/AU315.aspx (stating that a new auditor should

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D.   Initial Decision

Finding no genuine issue with regard to any material fact (including Cobalis's failure to file any periodic reports since 2008), the law judge granted summary disposition to the Division of Enforcement,[10] and revoked the Exchange Act registration of the Company's securities. The law judge observed that, "to whatever extent Cobalis has made efforts toward remedying its past violations and ensuring future compliance, the investing public still does not have access to complete past and current financial information, and the date when these deficiencies will be cured cannot be predicted." In assessing the public interest, the law judge also noted that the Company did not file Forms 12b-25 regarding its failure to file periodic reports due after its last filing in March 2008 or Forms 8-K to report changes in its auditors.[11]

III.

Exchange Act Section 12(j) authorizes us, "as [we] deem[] necessary or appropriate for the protection of investors," to suspend (for a period not exceeding twelve months) or revoke the registration of a security, if we find that an issuer has failed to comply with any provision of the Exchange Act or its rules and regulations.[12] Exchange Act Section 13(a) requires issuers of securities registered under Exchange Act Section 12 to file periodic and other reports with the

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[9]   (...continued)
make "specific and reasonable" inquiries of the predecessor auditor, and evaluate the predecessor's responses, before accepting an engagement).

[10]   *See* Commission Rule of Practice 250, 17 C.F.R. § 201.250 ("The hearing officer may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law").

[11]   *See* Exchange Act Rule 12b-25, 17 C.F.R. § 240.12b-25(a) (requiring issuers to provide notice of inability to file a periodic report, along with supporting reasons, by filing a Form 12b-25 "no later than one business day after the due date" for such report); Form 12b-25 17 C.F.R. § 249.322; 17 C.F.R. § 240.13a-11 (requiring issuers to file Form 8-K); Item 4.01 of Form 8-K, 17 C.F.R. § 249.308 (requiring issuers to disclose resignation, dismissal, or engagement of an independent accountant). Cobalis's EDGAR filings also do not include a Form 8-K regarding the court approval of its bankruptcy plan. *See* Item 1.03(b) of Form 8-K, 17 C.F.R. § 249.308 (stating that "if an order confirming a plan of reorganization, arrangement or liquidation has been entered" an issuer is required to disclose, among other things, "a summary of the material features of the plan" and "a copy of the plan as confirmed").

[12]   15 U.S.C. § 78l(j).

Commission.[13] Exchange Act Rules 13a-1 and 13a-13 require such issuers to file annual and quarterly reports.[14] The Company admits that it has failed to file annual or quarterly reports for any period after December 31, 2007. Accordingly, we find that the Company has violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In determining the appropriate sanction under Exchange Act Section 12(j), we are guided by the analysis we first set forth in *Gateway International Holdings, Inc*.[15] In *Gateway*, we held that our sanctions determination "turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand."[16] We set forth a list of non-exclusive factors to be considered in making this determination, including (i) the seriousness of the issuer's violations; (ii) the isolated or recurrent nature of the violations; (iii) the degree of culpability involved; (iv) the extent of the issuer's efforts to remedy its past violations and ensure future compliance; and (v) the credibility of its assurances, if any, against further violations.[17] Based on these factors, we believe that revocation of the registration of the Company's securities is appropriate for the protection of investors.

Cobalis's violations are serious. By failing to comply with its reporting obligations the Company "violate[d] a central provision of the Exchange Act." In so doing, it has deprived both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information, including audited financial statements, about the Company's operations and financial condition.[18] In addition, Cobalis's violations were recurrent and have extended over a lengthy period. It has not filed audited financial statements or other required periodic or current reports for more than three years.

It is not necessary for us to find that the Company was aware of, or intentionally ignored, its reporting obligations as scienter is not necessary to establish grounds for revocation.[19] Nonetheless, the Company's failure to file was not inadvertent. The Company was informed of

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[13]   15 U.S.C. § 78m(a).

[14]   17 C.F.R. § 240.13a-1, 240.13a-13.

[15]   Securities Exchange Act Rel. No. 53907 (May 31, 2006), 88 SEC Docket 430.

[16]   88 SEC Docket at 439.

[17]   *Id.* at 438-39.

[18]   *See Impax Lab., Inc.*, Exchange Act Rel. No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6256.

[19]   *See Ponce v. SEC*, 345 F.3d 722, 737 n.10 (9th Cir. 2003); *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

its ongoing obligation to file its Exchange Act reports by repeated reminders and warnings from Commission staff. Despite multiple warnings, the institution of these proceedings, and its asserted intention to return to compliance, the Company has not filed its increasingly delinquent reports. Such a "long history of ignoring . . . reporting obligations" under the Exchange Act evidences a "high degree of culpability."[20]

We find that the other relevant factors -- the Company's efforts, if any, to return to compliance and the credibility of management's assurances against further violations -- also support revocation. Despite its assurances during the September 2010 pre-hearing conference that a new auditor was "in the process of being retained," it appears that these efforts were not successful. As recently as December 2010, the Company stated that "most of the discussions with accountants have concerned fees, and a lack of ability to supply information" and suggested that information necessary to prepare the filings was "beyond the control of the Company." More recent evidence indicates that the Company's outstanding balance with its former auditor provided a potentially significant impediment to its ability to secure a successor auditor. The Company has not detailed steps it has taken to substantiate its other assertions regarding its intention to file the delinquent reports.[21] Cobalis's history of reporting violations, failure to clearly articulate any remedial measures it has taken to rectify its reporting difficulties, and pattern of missing its own deadlines casts serious doubt on its ability to prepare and file the delinquent reports and significantly undermines the credibility of its assurances against further violations.[22]

As noted in *Impax,* we consider a "recurrent failure to file periodic reports as so serious that only a strongly compelling showing with respect to the other factors . . . would justify a lesser sanction than revocation."[23] Cobalis has not made such a showing.[24] First, Cobalis argues

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[20]   *America's Sports Voice*, Exchange Act Rel. No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 884.

[21]   The Company claimed that it would return to compliance after the approval of the bankruptcy plan in April 2010, by the second quarter of 2010, by October 1, 2010, and most recently by February 28, 2011.

[22]   *See Nature's Sunshine Products, Inc.*, Exchange Act Rel. No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13497 (revoking an issuer's registration after citing its pattern of "underestimat[ing] the amount of time needed to become compliant").

[23]   *Impax*, 93 SEC Docket at 6252.

[24]   The Company's petition for review argues that *Gateway* and three other Commission decisions cited by the law judge are "not controlling" because "their facts stand in contradiction or irrelevancy to Cobalis." The Company seeks to distinguish *Gateway* as involving an issuer with "significant issues of false filings," *America's Sports Voice* as involving

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that its reporting delinquencies are "excusable" and attributable to the actions of others and events beyond its control. According to Cobalis, "it should not be penalized [for its reporting failures] since it has been the victim of a creditor and stockholder, YA Global, that forced the Company into bankruptcy [and] rendered it unable to earn income, in an attempt to eventually convert the property of the Company." Cobalis claims that YA Global "had control of the transfer agent for a significant period of time, and this control made the filing of correct returns frankly impossible." Next, Cobalis argues that it declined to file any reports during this period because "any form of periodic report [during this period] . . . would have been done with incomplete information, and might have disseminated to the public misinformation that could have done lasting harm to any potential investor."

We reject Cobalis's arguments. As we have previously held, the "only matters relevant to [a 12(j)] proceeding" are "the fact of [an issuer's] failure to file its quarterly or annual reports" and "its present inability to cure these deficiencies."[25] An issuer's explanations for delinquent filings do not render such violations "excusable" as the Company claims. Rather we consider such explanations primarily to evaluate the issuer's past efforts to return to compliance and the credibility of any assurances against further violations. While we consider culpability as a factor under *Gateway*, we have previously rejected the argument that an issuer cannot be held accountable for filing delinquencies if the delinquencies resulted from the actions of a third party.[26]

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[24]   (...continued)
favoritism to certain shareholders, and *Nature's Sunshine* as involving fraudulent foreign investment and criminal activities. Citing 88 SEC Docket at 443; 90 SEC Docket at 885-86; and 95 SEC Docket at 13500. While the facts in these decisions are not identical to those presented here, each of these cases turned on the issuers' failure to file timely Exchange Act reports. We accordingly find that they provide useful guidance in applying the public interest factors set forth in *Gateway*.

Cobalis further suggests that our decision to remand a revocation decision by a law judge in *e-Smart Technologies* "becomes positively relevant if, as planned, Cobalis does file and make full disclosure in the near future." Citing 57 S.E.C. 964 (2004). However, Cobalis has not filed delinquent reports and, in any event, in *e-Smart* we specifically cautioned that the remand in that case was "dependent on the particular facts and circumstances involved, and should not be construed as suggesting that a determination to revoke an issuer's registration will be reconsidered simply because the issuer has returned to reporting compliance and begun to submit long overdue filings. Other considerations, including the need for finality in Commission administrative proceedings, may justify a different result." *Id.* at 971 n.18.

[25]   *Eagletech Commc'n, Inc.*, Exchange Act Rel. No. 54095 (July 5, 2006), 88 SEC Docket 1225, 1228.

[26]   *See Eagletech*, 88 SEC Docket at 1228 (rejecting an issuer's claim that "criminal

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Nor do the Company's claims indicate that it is able to quickly return to compliance or to prevent further violations. Cobalis has not explained how YA Global prevented it from making its delinquent filings or demonstrated that any impediments to its compliance have been cured.[27] Indeed, rather than describing any steps it has taken to meet its obligations under the Exchange Act, the Company raises additional doubts about the likelihood of its future compliance.[28] Its latest brief acknowledged that the "litigation and victimization" that purportedly caused the filing delinquencies had "not yet been cured."[29] The evidence, and the Company's own statements, indicate that its filing failures are likely to continue.

IV.

Exchange Act reports are designed to provide the public with information that is "material, timely, and accurate."[30] For more than three years, the Company failed to file audited

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[26]   (...continued)
activity by third parties" that allegedly manipulated the issuer's stock excused the issuer's failure to file Exchange Act reports).

[27]   Despite the Company's contention that YA Global controlled its transfer agent, the record indicates that the transfer agent continued to issue and cancel common stock at the Company's direction both before and after the approval of the bankruptcy plan. The Company has not responded to this evidence or otherwise described how YA Global's purported control of the transfer agent was related to the Company's failure to file its Exchange Act reports. Similarly, the unproven allegations in Cobalis' Third Amended Complaint in the YA Global Litigation, which the Company urges us to "review in its entirety," do not demonstrate that it is able to quickly return to compliance or to prevent further violations. *See Eagletech*, 88 SEC Docket at 1228 *supra* note 26.

[28]   Asserting in its February 2, 2011 brief that it is "still attempting to prepare and finalize necessary financial documentation," the Company urged us to set a "definitive date" to make its filings current and suggested February 28, 2011 as the deadline. As indicated, the Company did not become current by that date or subsequently. In any case, because compliance with the requirements is mandatory, it may not be subject to conditions from the registrant. As long as an issuer's securities are registered under Exchange Act Section 12(g), Exchange Act Section 13(a) mandates that the issuer "shall file with the Commission" all required reports. 15 U.S.C. § 78m(a).

[29]   Cobalis predicts that its litigation with YA Global, *i.e.*, apparently part of the "litigation and victimization" referred to by the Company, will go to trial in fall or winter 2011.

[30]   *America's Sports Voice*, 90 SEC Docket at 885 (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977) (stating that the reporting requirements are "the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and
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financial statements or other information relevant to evaluating its current or future prospects, including the approval and appeal of its bankruptcy plan and changes in its independent auditors.[31] Nor, despite its purported willingness to return to compliance, has the Company provided a credible basis to conclude that it is in fact capable of doing so. Revocation under such circumstances "further[s] the public interest by reinforcing the importance of full and timely compliance with the Exchange Act's reporting requirements."[32] The public interest in finality in our administrative proceedings further supports "our conclusion that revocation is necessary and appropriate in the public interest to protect investors."[33] Under the circumstances, we believe

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[30]   (...continued)
deliberate misrepresentations in the sale of stock and securities.")); *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[31]   Like the law judge, in assessing the sanction we also consider Cobalis's failure to file Forms 12b-25 in connection with delays in its periodic reports and Forms 8-K in connection with changes in its auditors, which the Company does not deny. *See Nature's Sunshine*, 95 SEC Docket at 13497 n.27 (noting that the Commission may consider subsequent filing failures and other "matters that fall outside the [order instituting proceedings], in assessing appropriate sanctions"). As noted, Cobalis also failed to file a Form 8-K regarding court approval of its bankruptcy plan. *See supra* note 11.

[32]   *Nature's Sunshine*, 95 SEC Docket at 13503. Even when delinquent filings are made prior to our decision on appeal, a decision to dismiss revocation proceedings "despite . . . numerous filing delinquencies and unresolved deficiencies," would undermine the reporting requirements and ultimately:

> reward those issuers who fail to file required periodic reports when due over an extended period of time, become the subject of Exchange Act Section 12(j) revocation proceedings, and then, on the eve of hearings before the law judge or . . . on appeal, make last-minute filings in an effort to bring themselves current with their reporting obligations, while prolonging indefinitely the period during which public investors would be without accurate, complete, and timely reports . . . to make informed investment decisions.
> *Id*. at 13501.

[33]   *Id.* at 13499. If, after revocation, the Company is able to meet the applicable requirements, it may file a Form 10 to re-register its securities under Exchange Act Section 12(g). 15 U.S.C. § 78l(g); *see also Nature's Sunshine*, 95 SEC Docket at 13502 n.47; *Impax*, 93 SEC Docket at 6256.

that revoking the Section 12(g) registration of the Company's common stock is warranted for the protection of investors.

An appropriate order will issue.[34]

By the Commission (Chairman SCHAPIRO and Commissioners CASEY, WALTER, AGUILAR, and PAREDES).

Elizabeth M. Murphy
Secretary

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[34] We have considered all of the parties' contentions. We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.